Dale Jarrett Racing Adventure, Inc.

945 3rd Ave SE, Suite 102

Hickory, NC 28602

July 28, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Dale Jarrett Racing Adventure, Inc.

Preliminary Proxy Statement

Filed June 24, 2015

File No. 000-27251

General

1. In light of your proposed sale of assets, it appears that the information required by Item 14 of Schedule 14A is required in your proxy statement. Please revise to include the disclosure required by Item 14 of Schedule 14A, including the financial information required by Item 14(b)(8)-(11) or tell us why you have not provided this information. See Item 14(a)(4)-(5) of Schedule 14A.

No revisions have been made to the document.  The sale of assets is being made to a private person and the Company itself is a smaller reporting company.  Under Item 301(c) of Regulation S-K, the financial information required by Item 14(b)(8)-(11) of Schedule 14A is not material for smaller reporting companies.  As a result, the financial information is not material and additionally not required for either the Company or the buyer.

Proposals to Shareholders

Proposal 1. Sale of Racing School Assets and Liabilities, page 10

2. We note that you are asking shareholders to vote on a proposal to approve the sale of the assets and liabilities of the racing school. Please revise to describe the nature of the transaction(s) in which you intend to sell your assets and liabilities, including, as examples only, the nature of the assets and liabilities being sold, the value of such assets and liabilities, and the form(s) and amount(s) of consideration to be received.

The shareholder proposal has been updated to further describe the nature of the transaction.  The Company intends to sell the assets and liabilities (consisting of the cash, accounts receivable, spare parts and supplies, prepaid expenses, vehicles and equipment, accounts payable, credit cards payable, accrued expenses, and prepaid program fees and gift certificates outstanding of the racing school) to Timothy Shannon, the CEO of the Company, in return for a promissory note to pay $200,000 to the Company.  Mr. Shannon will operate the racing school as a private company for the foreseeable future as well as operating as the CEO of the Company.

The company acknowledges that:

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The company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Timothy Shannon

Timothy Shannon

Chief Executive Officer

Dale Jarrett Racing Adventure, Inc.